Exhibit 20.1


                       PACIFIC INTERNATIONAL SERVICES CORP.

                              FOR IMMEDIATE RELEASE

For further information,
Contact Alan Robin at 926-4242 or 836-0516

December 26, 1995
Honolulu, Hawaii.

     The sale of Pacific International Services Corporation's Dollar Rent-a-Car operations to Dollar Systems, Inc., was closed on Thursday, December 21, 1995. After nearly all of PISC's bondholders approved the transaction, PISC's shareholders approved the sale on December 19. The transfer of operational control and other transactional details should be completed before January 15, 1996.

     The closing of the sale marks the end of nearly a year of negotiations, during which PISC, under the direction of the president, Alan Robin, was able to negotiate an agreement which protected the interests of PISC's shareholders, employees and creditors, including the State of Hawaii. According to Robin, "although PISC was threatened with lawsuits and bankruptcy, it was possible to achieve an amicable resolution of many difficult issues because we did not abandon our shareholders or our employees. Many people told me this was impossible, but we never gave up. The day of the independent car rental franchisee may be over, but we handled the transaction better than anyone expected."

     Robin, who oversaw the growth of PISC's rental car operations from 1976-when it had revenues of only $1 million and a negligible market share-until 1995-when it had revenue of more than $55 million and a 14% statewide market share-was saddened to see the operation pass out of local ownership. He said that "automobile manufacturers have become the dominant forces in the car rental industry, and PISC lasted longer than its local competitors."

     The transfer to Dollar Systems will bring this rental car operation, one of Hawaii's largest, under the direct ownership of the Dollar Rent-a-Car franchisor, which is a subsidiary of Chrysler Corporation. Dollar Systems is expected to maintain the statewide operations intact. Sirio Maggiocomo will remain as director of operations. Rob Solomon and Barbara Lau will continue to direct sales and marketing activities. Over 300 of PISC's rank and file employees will be hired by Dollar Systems and they are not expected to be significantly affected by the change in ownership, according to Robin.

     Robin also said that PISC retains ownership of its subsidiary, South Seas Motors, Inc., which will continue to sell Chryslers, Jeeps, Eagles and Hyundais. South Seas presently has two full-service automobile dealerships-Oahu Chrysler/Jeep in Walpahu and on South Seas Jeep/Eagle on Nimitz Highway near the Honolulu International Airport. Robin expects that PISC will also explore other business opportunities in Hawaii and on the mainland.